US Gold Corporation

99 George Street, 3rd Floor

Toronto, Ontario

Canada  M5A 2N4

                                                        February 16, 2010

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 4628

Washington, D.C. 20549-4628

Attention: Ms. Suying Li

Re:          US Gold Corporation; File No. 001-33190

Dear Ms. Li:

On behalf of US Gold Corporation (“we” or the “Company”), I am writing in response to the staff’s letter dated February 2, 2010.  As you are aware, the comments contained in the letter request information supplementally.  Accordingly, this letter contains responses to the comments.  For convenience of reference, we have retained the numbering used by the staff in the staff’s letter.

Accordingly, our responses are as follows:

Form 10-K for the Fiscal Year Ended December 31, 2008

Item 7.  Management’s Discussion and Analysis of Financial Condition and Results of Operations
Critical Accounting Policies, page 42

1.              In response to comment 1 with regard to our grouping of mineral properties by complex, we will address the “Battle Mountain Complex” and “Other U.S. Properties” in order as follows:

Battle Mountain Complex

The staff is correct in its observation that our claim blocks within the Battle Mountain Complex are not contiguous but rather are comprised of five named claim blocks which are themselves formed in checkerboard patterns, unlike our other mineral complexes in Nevada which are more contiguous.  As shown on the map on page 25 of our 2008 10-K, our properties in the Battle Mountain trend form a triangle consisting of the Valmy, Fish Creek and Slaven Canyon

February 16, 2010

U.S. Securities and Exchange Commission

Division of Corporation Finance

Attention:  Ms. Suying Li

properties at the tips which are approximately 20 to 25 miles apart from each other with our largest property in the region, BMX, located within this triangle.

The checkerboard nature of the claim blocks in this region of the State was established during the federal granting of public lands during the building of the transcontinental railroads in the 1800’s.  While we would certainly prefer to hold solid blocks of land, the checkerboard pattern is common throughout Nevada when in proximity to the railroads and does not affect our decision to view the individual claims within a group to be related in accordance with paragraph 10 of SFAS 144.

We had considered whether to group the claims at a lower level; however, we concluded that grouping at the Mineral Complex level would still be appropriate due to the following factors:  they are contained within the same mountain formation within the Battle Mountain Cortez Trend; our exploration model presumes all of these properties potentially host Carlin-style mineralization similar to nearby gold mines (historic and operating); we dedicate the same management and geological personnel to conduct the exploration of these properties;  we perform our exploration budgeting at this level; and these are still early stage targets with drilling having only recently begun in 2010.

We recognize that there are indeed physical differences between these claims areas and the Tonkin, Gold Bar, and Limo properties.  These differences include the physical separation over considerable distance of 20 to 25 miles increases the geological distinctiveness of the separate project areas; a discovery on one of the properties is less likely to be meaningful to the other properties given the distances involved and infrastructure requirements such as access to roads are unlikely to benefit more than one of the property groups within the complex.  The alternative grouping would have been to divide the Battle Mountain properties into a North region comprising the Valmy and BMX properties, a West region comprising the Timber Creek and Fish Creek properties and an East region which is represented by the remaining Slaven Canyon property.

We should note that neither approach would have impacted our impairment analysis since each of the individual property groups passed on their own for impairment testing purposes.  Separately, a portion of Slaven Canyon property was in fact written off as reported in our 2008 10-K, as the entire amount of the $2.49M write-off was due to the termination of our lease arrangement on a portion of the Slaven Canyon property which reduced our land position from 10.31 square miles to 8.08 square miles.  Recently, as disclosed in our third quarter 2009 10-Q, we allowed additional claims comprising six square miles on the Slaven Canyon property to lapse resulting in an additional write-off of $6.70M (excluding deferred tax impact).  Accordingly, since the write-off was identifiable to a specific property group, the result would not have differed due to the level of aggregation.

Other U.S. Properties

All of the properties listed in this category are considered separate and distinct from each other given the large distances between properties.  Accordingly, each property was evaluated for impairment separately.  We did not provide the breakdown of the Other Properties balances in our last response letter as none of the properties were individually material.  As at December 31, 2008, the total carrying amount was $31.1M, or 12.4% of our total mineral property interests balance of $251.2M, with the largest individual set of claims being our New Pass

February 16, 2010

U.S. Securities and Exchange Commission

Division of Corporation Finance

Attention:  Ms. Suying Li

property at $8.5M, or 3.4% of the total.  As at September 30, 2009, Other U.S. Properties has declined to $22.9M, or 9.7% of a total balance of $236.3M, due to the write-offs of the entire carrying amounts of the Knolls and Clover Valley properties where we allowed our claims to lapse as reported in our most recent 10-Q report.

Engineering Comments

Item 7.  Management’s Discussion and Analysis of Financial Condition and Results of Operations Critical
Accounting Policies, page 42

2.              We have attached the information you have requested as Appendices A and B.  The data source cited by Duff & Phelps Corp, our independent valuators, for the value of measured and indicated resource ounces was the Metals Economics Group (www.metalseconomics.com) which is Appendix A.  Duff and Phelps compiled their own analysis for the value per square mile for gold mining transactions in Nevada as attached in Appendix B.

We trust this information is responsive to your questions.  We would like to note that we plan to file our 2009 year-end 10-K report in approximately three weeks time and will be incorporating all of the changes we have mentioned in our previous responses to your comment letters over the past several months.  We hope that you find these changes satisfactory and will agree that amending the 2008 10-K report is unnecessary at this time.

Sincerely,

US GOLD CORPORATION

/s/ Perry Y. Ing

Perry Y. Ing
Vice President and Chief Financial Officer

cc:	Dufford & Brown, P.C.
KPMG LLP

U.S. Gold Corp.	Appendix A
Market Transactions Approach - $/oz Multiple
As of March 23, 2007
In U.S. Dollars

	Price Paid per Contained Ounce of Gold Equivalent
Resources / Reserves Certainty	Number of Transactions	Range of Prices	Mean	Median

Measured & Indicated	21	$3.22 - 185.19	$37.45	$27.39

Inferred/Drill Inferred/Estimated/Geologic	21	$1.14 - 131	$34.95	$24.90

TOTAL	42

Notes:

Data from Metals Economics Group

$ / Ounces Equivalent

													price_paid_prim_	price_paid_prim_
projid	tranname	trans_date deal_status	synopsis	sellers	buyers	country	metals	certainty	percent_acq	price_paid	tot_cont_prim_equ	acq_prim_equ	equ_M&I	equ_inferred
103328	Ivanhoe	2/15/1999 Completed	Great Basin Gold is set to buy the 25% stake in the Ivanhoe gold property on the Carlin Trend in Nevada that it does not already own from Cornucopia Resources for C$3.44 million in shares.	STOCKSCAPE.COM TECHNOLOGIES INC	GREAT BASIN GOLD LTD	United States	AU AG	GEOL	25.00	2.30	2,859,000	714,750	N/A	$3.22

104516	Yimuyn Manjerr	2/15/1999 Completed	General Gold and Multiplex Resources have purchased a 95% stake in the currently closed Yimuyn Manjerr (formerly Mount Todd) gold mine in Australia’s Northern Territory from Pegasus Gold Australia for A$30 million. Pegasus Gold, which recently emerged fro	PEGASUS GOLD AUSTRALIA	MULTIPLEX RESOURCES PTY LTD; YILGARN GOLD LTD	Australia	AU CU AG	MIIF	95.00	19.50	3,260,000	3,097,000	$6.30	N/A

108653	True North	5/15/1999 Completed	Kinross Gold is set to acquire from Newmont Mining the 65% interest in the True North gold project in Alaska that it does not already own for $28 million in cash. The project will operate as a satellite deposit for Kinross’s nearby Fort Knox mill.	NEWMONT MINING CORP	KINROSS GOLD CORP	United States	AU	ESTM	65.00	28.00	1,310,000	851,500	N/A	$32.88

108974	Veladero	5/15/1999 Completed	Homestake acquired Argentina Gold and control of the Veladero gold-silver project in Argentina for about $200 million in shares. The deal represents a 56% premium over Barrick’s hostile bid, which expired in February.	ARGENTINA GOLD CORP (BARRICK)	HOMESTAKE MINING CO (Defunct)	Argentina	AU AG	IDIF	60.00	200.00	7,051,684	4,231,010	N/A	$47.27

110661	Hope Bay	6/15/1999 Completed	BHP has finally found a buyer in Cambiex Exploration for its Hope Bay gold project in the Arctic tundra. Cambiex will pay BHP $23.7 million over six years and issue BHP six million warrants.	BHP BILLITON LTD	HOPE BAY GOLD CORP	Canada	AU	INFE	100.00	19.20	4,283,000	4,283,000	N/A	$4.48

105561	Bounty	8/15/1999 Completed	Viceroy Resource is set to acquire the Bounty gold mine in Western Australia from LionOre Mining International subsidiary Forrestania Gold for cash and shares worth about A$38 million.	LIONORE MINING INTERNATIONAL LTD	QUEST CAPITAL CORP	Australia	NI AU	DRIF	100.00	28.00	711,000	711,000	N/A	$39.38

103730	Butcher Well	8/15/1999 Completed	Sons of Gwalia has purchased the 50% stake it does not already own in the Butcher Well joint venture, which includes the Red October open pit gold project, from Mount Burgess Mining for A$14 million in cash plus royalties.	MOUNT BURGESS MINING NL	SONS OF GWALIA LTD	Australia	AU	MIIF	50.00	9.30	679,000	339,500	$27.39	N/A

110661	Hope Bay	12/7/1999 Completed	On December 17, Miramar Mining acquired a 50% stake in the Hope Bay gold project in Nunavut from Cambiex for $13.34 million-the same day Cambiex acquired the project from BHP for $19.2 million plus purchase warrants.	HOPE BAY GOLD CORP	MIRAMAR MINING CORP	Canada	AU	INFE	50.00	13.30	4,283,000	2,141,500	N/A	$6.21

109043	White Foil	5/15/2000 Completed	Goldfields has confirmed that it acquired a 49% share of the Mungari West joint venture, which owns the White Foil deposit in the Kalgoorlie region of Western Australia, from Mineral Commodities for A$9 million.	MINERAL COMMODITIES LTD	GOLDFIELDS LTD	Australia	AU	MIIF	49.00	5.50	911,000	446,390	$12.32	N/A

108500	Lo Increible	8/15/2000 Completed	Crystallex has agreed to acquire Bema’s 45% controlling interest in El Callao Mining, plus all the debt owed by El Callao to Bema, and to make an offer for all the remaining outstanding shares of El Callao for an estimated total cost of $12 million. El C	Bema/ECM shareholders	CRYSTALLEX INTERNATIONAL CORP	Venezuela	AU	PBPS	51.00	12.00	1,210,000	617,100	$19.45	N/A

107115	Yilgarn Star	2/15/2001 Completed	Sons of Gwalia has finally achieved 100% ownership of the Yilgarn Star mine and associated assets in the Southern Cross district of Western Australia and now intends to rationalize all its production in the region to its more efficient mill at Marvel Loch	COEUR D’ALENE MINES CORP	SONS OF GWALIA LTD	Australia	AU	DRIF	25.00	12.00	1,963,000	490,750	N/A	$24.45

													price_paid_prim_	price_paid_prim_
projid	tranname	trans_date deal_status	synopsis	sellers	buyers	country	metals	certainty	percent_acq	price_paid	tot_cont_prim_equ	acq_prim_equ	equ_M&I	equ_inferred
103950	Bendigo	8/15/2001 Completed	Harmony Gold is acquiring a 31% interest in Bendigo Mining and its Bendigo underground project in Victoria, Australia, by purchasing 294 million shares of the company. It is also receiving 360 million options on Bendigo shares that would increase its int	BENDIGO MINING LTD	HARMONY GOLD MINING CO LTD	Australia	AU	IDIF	31.10	24.50	1,164,000	362,004	N/A	$67.68

103940	M1 Pleasant	11/15/2001 Completed	Goldfields’s acquisition of Centaur’s Mt Pleasant assets for $22 million will add significantly to the consolidation of tenements in the Kalgoorlie region currently being achieved by the merger of Delta and Goldfields. Ore from the Centaur tenements will	CENTAUR MINING EXPLORATION LTD	GOLDFIELDS LTD	Australia	AU	ESTM	100.00	22.00	4,850,000	4,850,000	N/A	$4.54

104155	Gross Rosebel	11/15/2001 Completed	Golden Star’s sale of its 50% interest in the Gross Rosebel project in Suriname to Cambior for $8 million increases Cambior’s interest in the project to 100%. In addition, Golden Star and Cambior are rationalizing their interests in a number of other ass	GOLDEN STAR RESOURCES LTD	CAMBIOR INC (Defunct)	Suriname	AU	INDC	50.00	8.00	1,366,000	683,000	$11.71	N/A

110848	Camp Caiman	2/15/2002 Completed	Hope Bay Gold is acquiring Asarco’s assets in French Guiana, principally the Camp Caiman gold project, for about $16.4 million in cash. Hope Bay plans to transfer its current French Guiana-based assets, along with those being acquired from Asarco, to a n	ASARCO INC (GRUPO MEXICO)	HOPE BAY GOLD CORP	French Guiana	AU	MIIF	100.00	16.40	1,910,000	1,910,000	$8.59	N/A

110661	Hope Bay	2/15/2002 Completed	Miramar Mining’s proposed $31.9-million, share-exchange takeover of Hope Bay Gold consolidates the ownership of the Hope Bay gold project in Nunavut.	HOPE BAY GOLD CORP	MIRAMAR MINING CORP	Canada	AU	MSID	50.00	31.90	1,665,000	832,500	$38.32	N/A

103328	Ivanhoe	5/15/2002 Completed	Hecla Mining is spending $21.8 million to acquire a 50% interest in the Hollister portion of Great Basin’s wholly owned Ivanhoe gold-silver property on Nevada’s Carlin trend.	GREAT BASIN GOLD LTD	HECLA MINING CO	United States	AU AG	INFE	50.00	21.80	1,008,753	504,377	N/A	$43.22

111737	Lapa	5/15/2003 Completed	Agnico-Eagle is busy acquiring ground near its 100%-owned and operated LaRonde underground gold mine in Quebec. In June, it brought its stake in the Lapa gold project to 100% by acquiring the 20% stake it did not already own from Breakwater Resources for	BREAKWATER RESOURCES LTD	AGNICO-EAGLE MINES LTD	Canada	AU	INFE	20.00	8.90	811,000	162,200	N/A	$54.87

111280	Ocampo	8/15/2003 Completed	Bolnisi Gold has decided to exit the Ocampo feasibility-stage gold-silver project in Mexico, selling its 60% stake to 40%-partner Gammon Lake Resources for $5 million. Gammon Lake was free-carried to production, but now will be responsible for all capita	BOLNISI GOLD NL	GAMMON LAKE RESOURCES INC	Mexico	AU AG	IDIF	60.00	5.00	2,999,816	1,799,890	N/A	$2.78

109307	Meliadine West	8/15/2003 Completed	As WMC Resources continues its exit from gold production and exploration, Calgary’s Comaplex Minerals is taking control of the Meliadine West reserves-development-stage gold project in Nunavut by buying the 56% stake it did not already own for about $17.2	WMC RESOURCES LTD (BHP BILLITON)	COMAPLEX MINERALS CORP	Canada	AU	INFE	56.00	17.30	2,689,000	1,505,840	N/A	$11.49

111303	El Limon	8/15/2003 Completed	Wheaton Minerals is acquiring two gold projects in Mexico through two separate transactions, which are valued at a total of $86 million dollars.	MIRANDA MINING CORP	WHEATON RIVER MINERALS LTD (Defunct)	Mexico	AU	INFE	21.20	26.00	1,521,000	322,452	N/A	$80.63

													price_paid_prim_	price_paid_prim_
projid	tranname	trans_date deal_status	synopsis	sellers	buyers	country	metals	certainty	percent_acq	price_paid	tot_cont_prim_equ	acq_prim_equ	equ_M&I	equ_inferred
110848	Camp Caiman	8/15/2003 Completed	Cambior is acquiring the Camp Caiman gold project in French Guinea through a share exchange agreement with Ariane Gold that values the fellow Quebec-based company at about $43 million.	ARIANE GOLD CORP (Defunct)	CAMBIOR INC (Defunct)	French Guiana	AU	MSID	100.00	43.00	973,000	973,000	$44.19	N/A

110799	Los Filos	9/4/2003 Completed	Wheaton Minerals is acquiring two gold projects in Mexico through two separate transactions, which are valued at a total of $86 million dollars.	TECK COMINCO LTD	WHEATON RIVER MINERALS LTD (Defunct)	Mexico	AU	INDC	70.00	48.40	1,778,000	1,244,600	$38.89	N/A

106612	Robinson	11/15/2003 Completed	After an 18-month search for cast-off, non-core assets from majors, privately owned Quadra Mining settled on a two-part bid for 100% of the shut-down Robinson gold-copper operations in Nevada and a 33.6% stake in the Highland Valley copper mine in British	BHP BILLITON LTD	QUADRA MINING LTD	United States	CU AU AG	IDIF	100.00	18.00	15,740,018	15,740,018	N/A	$1.14

110799	Los Filos	11/15/2003 Completed	Wheaton Minerals is acquiring two gold projects in Mexico through two separate transactions, which are valued at a total of $86 million dollars.	MIRANDA MINING CORP	WHEATON RIVER MINERALS LTD (Defunct)	Mexico	AU	INDC	30.00	11.60	1,778,000	533,400	$21.75	N/A

114277	Coyote	11/24/2003 Completed	AngloGold Australia has agreed to sell its Western Tanami project to Tanami Gold NL for $10.05 million.	ANGLOGOLD ASHANTI LTD	TANAMI GOLD NL	Australia	AU	IDIF	100.00	10.05	411,000	411,000	N/A	$24.45

114216	El Cubo	2/15/2004 Completed	Mexgold Resources (25.7% Gammon Lake) has acquired the El Cubo gold-silver mine in Mexico from a private Mexican company for a total of $20.5 million, including $7 million in debt.	CIA MINERA DEL CUBO SA DE CV	MEXGOLD RESOURCES INC (GAMMON LAKE)	Mexico	AU AG	MSID	100.00	20.50	288,736	288,736	$71.00	N/A

111291	Pinos Altos	3/15/2005 Completed	Agnico-Eagle Mines has exercised its option to acquire Pinos Altos from Industrias Penoles SA de CV for $66.4 million in cash and shares.	INDUSTRIAS PENOLES SA DE CV	AGNICO-EAGLE MINES LTD	Mexico	AU AG	IDIF	100.00	66.40	2,835,768	2,835,768	N/A $	23.42

108808	Bermejal	3/22/2005 Completed	Newly merged Goldcorp and Wheaton River announced that Mexico City-based Luismin (wholly owned by Wheaton River) had acquired the Bermejal reserves development stage gold project in Guerrero province Mexico for $70 million in cash from Industrias Penoles	INDUSTRIAS PENOLES SA DE CV; NEWMONT MINING CORP	INDUSTRIAS LUISMIN SA DE CV (GOLDCORP)	Mexico	AU AG	MSID	100.00	70.00	2,377,000	2,377,000	$29.45	N/A

103019	Sleeping Giant	4/15/2005 Completed	Cambior has acquired the 50% stake the Sleeping Giant gold mine from Aurizon Mines for C$5 million.	AURIZON MINES LTD	CAMBIOR INC (Defunct)	Canada	AU	MSID	50.00	4.00	231,000	115,500	$34.63	N/A

114133	La Rescatada	8/11/2005 Completed	AngloGold Ashanti has concluded an agreement for the disposal of its La Rescatada project in Peru to Aruntani SAC for a total consideration of $12.5 million. In addition, AngloGold Ashanti retained an option to repurchase 60% of the project should reserve	ANGLOGOLD ASHANTI LTD	ARUNTANI SA CV	Peru	AU	ESTM	100.00	12.50	502,000	502,000	N/A	$24.90

110905	Matachewan	9/14/2005 Completed	On November 11, 2005, Northgate Minerals and Young-Davidson Mines completed their merger as announced on September 14, 2005. Northgate acquired Young-Davidson Mines and its Matachewan project for $16.95 million in shares.	YOUNG-DAVIDSON MINES LTD (Defunct)	NORTHGATE MINERALS CORP	Canada	AU	MIIF	100.00	16.95	1,490,000	1,490,000	$11.38	N/A

108091	Burnside JV	9/23/2005 Completed	Northern Gold has purchased Harmony Gold’s 50% interest in the Burnside JV for $18.3 million, bringing its interest to 100%, as part of a consolidation of the area by GBS Gold.	HARMONY GOLD MINING CO LTD	NORTHERN GOLD NL (GBS GOLD)	Australia	AU	MSID	50.00	18.31	2,399,000	1,199,500	$15.26	N/A

													price_paid_prim_	price_paid_prim_
projid	tranname	trans_date deal_status	synopsis	sellers	buyers	country	metals	certainty	percent_acq	price_paid	tot_cont_prim_equ	acq_prim_equ	equ_M&I	equ_inferred
110541	South Laverton Region	10/14/2005 Completed	On February 14, 2006, St Barbara completed the sale of its South Laverton assets to Saracen Mineral Holdings for $13.56 million.	ST BARBARA LTD	SARACEN MINERAL HOLDINGS LTD	Australia	AU	MIIF	100.00	12.58	764,000	764,000	$16.47	N/A

107138	Cerro Casale	10/26/2005 Completed	On October 26, 2005, Arizona Star and Bema Gold offered to buy Placer Dome’s 51% share in Cerro Casale, with a view to finally developing the project. However, Barrick Gold subsequently made a successful offer to acquire Placer Dome and has expressed an i	PLACER DOME INC (BARRICK GOLD) (Defunct)	BEMA GOLD CORP; ARIZONA STAR RESOURCE CORP	Chile	AU CU AG	MIIF	51.00	80.00	48,695,594	24,834,753	$3.22	N/A

110661	Hope Bay Gold	11/16/2005 Completed	On November 16, 2005, Newmont Mining agreed to purchase a 9.9% interest in Miramar and its Hope Bay project for $36.5 million.	MIRAMAR MINING CORP	NEWMONT MINING CORP	Canada	AU	MIIF	9.90	36.50	6,438,000	637,362	$57.27	N/A

114635	Eleonore	12/5/2005 Completed	Goldcorp has acquired the Eleonore high-grade gold project in northern Quebec from Virginia Gold for $420 million in Goldcorp shares.	VIRGINIA MINES INC	GOLDCORP INC	Canada	AU	ESTM	100.00	420.00	3,215,000	3,215,000	N/A	$130.64

50522	Pinson	4/6/2006 Completed	Barrick subsidiary, Pinson Mining, will back in to the Pinson gold project in Nevada for a 70% interest by spending $30 million on further exploration and development of the project within three years, after which Pinson and Atna will form a 70/30 JV	ATNA RESOURCES LTD	PINSON MINING CO (BARRICK GOLD)	United States	AU	MSID	40.00	30.00	1,732,000	692,800	$43.30	N/A

104466	Mount Milligan	4/19/2006 Completed	Atlas Cromwell entered a reverse takeover deal with Goldcorp, through which Atlas acquired five former Placer Dome Canadian gold and copper projects, including Mount Milligan, from Goldcorp for about $106 million. Goldcorp now owns 76% of Atlas, which ch	GOLDCORP INC	TERRANE METALS CORP	Canada	AU CU	MSID	100.00	106.00	1,172,380	1,172,380	$90.41	N/A

114021	Hera	5/18/2006 Completed	CBH Resources has acquired Triako Resources and its Hera polymetallic project in New South Wales for $47.5 million.	TRIAKO RESOURCES LTD (CBH RESOURCES)	CBH RESOURCES LTD	Australia	AU ZN PB CU	IDIF	92.75	47.50	697,301	646,747	N/A	$73.44

110443	Gualcamayo	8/16/2006 Completed	Yamana Gold is acquiring Viceroy Exploration and its Gualcamayo project in Argentina for $515 million in shares.	VICEROY EXPLORATION LTD (Defunct)	YAMANA GOLD INC	Argentina	AU CU	MSID	100.00	515.00	2,781,000	2,781,000	$185.19	N/A

111563	Tocantinzinho	9/13/2006 Completed	Brazauro has acquired Brazmin’s wholly owned Tocantinzinho gold project in Brazil in exchange for shares.	BRAZMIN CORP	BRAZAURO RESOURCES CORP	Brazil	AU	DRIF	100.00	10.70	325,000	325,000	N/A	$32.92

Appendix B

U.S. Gold Corp.

Market Transaction Approach

As of March 23, 2007

In U.S. Thousand $ (Unless Otherwise Noted)

1 Date	Agnico-Eagle Aquires CONTACT DIAMOND	Country or State	County	Trend / Location	Fair Market Value ($1000)	Area (acres)	Sq Miles	Hectares	Implied Multiple ($1000/sq ml)

9/30/04	Trend	Nevada	Eureka	Cortez	$430.90	2,811	4.39	1,138	98.11
	NSR	Nevada	Lander	Cortez	$632.51	5,914	9.24	2,393	68.45
	Empire	Nevada	Washoe	Wind Mountain	$316.26	1,750	2.73	708	115.66
	Camp Douglas	Nevada	Mineral	Silver Star District	$106.74	951	1.49	385	71.83
	Saw Tooth	Nevada	Humboldt		$106.74	165	0.26	67	413.31
	Jakes Wash	Nevada	White Pine	Carlin	$106.74	640	1.00	259	106.66

	Total Contact Diamond				1,700	12,232	19.11	4,950	88.94

2 Date	Barrick option to JV with MIRANDA GOLD	Country or State	County	Trend / Location	Fair Market Value ($1000)	Area (acres)	Sq Miles	Hectares	Implied Multiple ($1000/sq ml)

9/27/05	Horse Mountain	Nevada	Lander	Cortez	$2,135.26	2,881	4.50	1,166	474.50

	Total					2,881	4.50	1,166	474.50

3 Date	Midway Gold Corp. Acquires Pan-Nevada Gold Corp.	Country or State	County	Trend / Location	Acquisition Price $1000s	Area (acres)	Sq Miles	Hectares	Implied Multiple ($1000/sq ml)

12/12/06	Lyle Campbell Trust	Nevada		Cortez		9,200	14.38	3,723
	Jessup Property	Nevada				2,240	3.50	906
	Monte Property	Nevada		Cortez		1,860	2.91	753

	Total				$14,986.95	13,300	20.78	5,382	721.18

4 Date	YGC Resources LTD Merger Oueenstake Resources LTD	Country or State	County	Trend / Location	Acquisition Price $1000s	Area (acres)	Sq Miles	Hectares	Implied Multiple ($1000/sq ml)

3/16/07	Jerritt Canyon	Nevada	Elko		$140,450.00	39,759	62.12	16,090	2,260.81

	Total					39,759	62.12	16,090	2,260.81

5 Date	Barrick JV with Staccato Gold	Country or State	County	Trend / Location	Acquisition Price $1000s	Area (acres)	Sq Miles	Hectares	Implied Multiple ($1000/sq ml)

1/19/05	Long Peak	Nevada	Lander	Cortez	$4,114.32	620	0.97	251	4,247.04

	Total					620	0.97	251	4,247.04

6 Date	Agnico Eagle JV with Lincoln Gold	Country or State	County	Trend / Location	Acquisition Price $1000s	Area (acres)	Sq Miles	Hectares	Implied Multiple ($1000/sq ml)

8/4/05	Buffalo Valley	Nevada	Lander, Humboldt, Pershing	Eureka	$2,518.22	4,800	7.50	1,942	335.76

	Total					4,800	7.50	1,942	335.76

7 Date	Agnico-Eagle JV option with Bravo Venture Group Inc.	Country or State	County	Trend / Location	Acquisition Price $1000s	Area (acres)	Sq Miles	Hectares	Implied Multiple ($1000/sq ml)

2/8/06	Granite Mountain	Nevada	Lander	Eureka	$755.47	320	0.50	129	1,510.93

	Total					320	0.50	129	1,510.93

8 Date	Placer-Dome Option to purchase X-Cal Resources	Country or State	County	Trend / Location	Acquisition Price $1000s	Area (acres)	Sq Miles	Hectares	Implied Multiple ($1000/sq ml)

6/29/05	Mill Creek	Nevada	Lander	Cortez	$3,753.70	720	1.13	291	3,336.63

	Total					720	1.13	291	3,336.63

								Median	1,116.06

Notes:

DUFF&PHELPS	Data from transaction 1 from Contact Diamond Valuation Report prepared by Watts, Griffis, and McOuat Limited.